FOREST LABORATORIES, INC.
909 Third Avenue
New York, NY 10022-4731

RitaWeinberger
Vice President – Controller
and Principal Accounting Officer
FAX:  212-750-9152
DIRECT LINE:  212-224-6604

May 17, 2011

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Forest Laboratories, Inc.
Form 10-K for the Year Ended March 31, 2010
Filed May 26, 2010
File No. 001-5438

Dear Mr. Rosenberg,

We are respectfully writing to respond to the comment letter from the staff of the Securities and Exchange Commission’s Division of Corporation Finance (the Staff) dated May 3, 2011, addressed to Ms. Rita Weinberger, Vice President, Controller and Principal Accounting Officer, relating to our annual report on Form 10-K (Form 10-K) for the year ended March 31, 2010, which was filed on May 26, 2010.

To assist in your review, we have included the Staff’s comment in advance of our response below and use the same numbering as contained in the Letter.  Unless otherwise indicated, references in this letter to “we” and “our” refer to Forest Laboratories, Inc. (the Company) on a consolidated basis.

Management’s Discussion and Analysis of Financial Condition
Results of Operations, page 78

1.
We have reviewed your response.  Please provide us proposed disclosure to be included in your future periodic filings that disaggregates total research and development expense between “internal and other development costs,” “total third party development costs” and “milestone & upfront payments” for each period presented.  Also, in addition to discussion you currently have for significant milestone and upfront payments, included in the proposed disclosure narrative that describes the nature of each of the three categories, the nature of costs included in each category and, with respect to “third party development costs, the names of the projects for which costs were incurred.

After careful consideration of the Staff’s comment concerning matters disclosed in Management’s Discussion and Analysis of Financial Condition, Results of Operations, we intend to include in our future filings, beginning with our Form 10-K for the period ended March 31, 2011, expanded disclosure around the research and development costs as detailed below:

Research and development expense decreased to $715,872 in fiscal 2011 from $1,053,561 in fiscal 2010, which increased from $661,294 in fiscal 2009.  Fiscal 2011 included total licensing payments of $116,125; $50,000 to TransTech for the rights to TTP399 and $66,125 to Gruenenthal for the rights to GRT 6005 and GRT 6006.  Development milestone expenses for fiscal 2011 totaled $27,219.  Fiscal 2010 included total licensing payments of $404,000 related to the Nycomed, Almirall and AstraZeneca license agreements and development milestone expenses of $60,900.  Fiscal 2009 included $150,000 in upfront licensing payments for two development projects.  The first was pursuant to an agreement with Phenomix Corporation for dutogliptin, which we later terminated.  The second was to Pierre Fabre Médicament (Pierre Fabre) for F2695.  Fiscal 2009 also included approximately $59,500 in development milestone expenses.

Research and development expense is comprised of third party development costs, internal and other development costs and milestone and upfront payments.  For the years ended March 31, 2011, 2010 and 2009, research and development expense by category was as follows:

Category	2011	2010	2009
Third party development costs	$293,566	$317,051	$209,155
Internal and other development costs	278,962	271,610	242,691
Milestone and upfront payments	143,344	464,900	209,448
Total research and development expense	$715,872	$1,053,561	$661,294

Third party development costs are incurred for clinical trials performed by third parties on our behalf with respect to products in various stages of development.  In fiscal 2011, these costs were largely related to clinical trials for aclidinium, linaclotide, cariprazine, ceftaroline and F2695.  Internal and other development costs are primarily associated with activities performed by internal research personnel.  Milestone and upfront payments are incurred upon consummation of new licensing agreements and achievement of certain development milestones.

If you have any questions or comments relating to our responses, please contact Rita Weinberger, the Company’s Vice President – Controller and Principal Accounting Officer at (212) 224-6604.

Sincerely,

Forest Laboratories, Inc.

By:    /s/ Rita Weinberger
Rita Weinberger
Vice President – Controller and Principal Accounting Officer

cc:   Francis I. Perier, Jr.
    Herschel S. Weinstein
        Melissa Cooper